

Mail Stop 3561

September 8, 2016

Leo Ou Chen
Chief Executive Officer
Jumei International Holding Limited
20th Floor, Tower B, Zhonghui Plaza
11 Dongzhimen South Road, Dongcheng District
Beijing 100007, People's Republic of China

> **Re: Jumei International Holding Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 29, 2016**
> **File No. 1-36442**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview, page 74

1. We refer you to your disclosure on page 74 which says "We generate net revenues from merchandise sales when we act as principal for the direct sale of beauty products to customers." We note similar disclosure on page F-10. However, in the table at the bottom of page 74 you disclose that merchandise sales includes beauty products, baby, children and maternity products, light luxury products and health supplements. In future filings, please revise your disclosures as necessary to be consistent. In addition, please tell us your consideration of disclosing revenues for each product or each group of similar products. If you conclude the products you sell are similar please explain to us your basis in arriving at that conclusion. If disclosing revenues for each product or group of similar

products is impracticable, please disclose that fact in future filings and explain to us why it is impracticable to disclose the required information. Please refer to ASC 280-10-50-40.

Results of Operations, page 86

2. In future filings, please include a discussion and analysis of other income/expense, net for each year presented or tell us why providing such information is not meaningful to investors.

Net Revenues, page 87

3. Please revise your future disclosures to explain any factors that may impact your net revenue results. In this regard, we note statements from your third quarter earnings call that you experienced margin pressure in the third quarter of 2015 due to a number of cost items that were one-off in nature and that you expected margins to stabilize to second quarter levels in the fourth quarter 2015. Please show us what your disclosure will look like. Please refer to Item 5 of Form 20-F and SEC Release No. 34-26831 for guidance

Cost of Revenue, page 87

4. Please enhance your future disclosures to provide an analysis of the factors that caused the significant increase in your Cost of Revenues, especially relative to your growth in net revenues, and to explain why your shift in business strategy from beauty product marketplace sales to merchandise sales has caused your gross profit margin to decrease from 2014 to 2015 and, if known, whether you expect it to continue to decrease in the future. Please show us what your disclosure will look like. Please refer to Item 5.A of Form 20-F.

Fulfillment Expenses, page 88

5. We note from your third quarter earnings call that Jumei Global has been "offering customers free shipping regardless of how many items they purchase, whereas for the domestic business, [you are] offering free shipping for two items or above, or RMB299 or above order size." We further note on page 18 that you have adopted shipping policies that do not necessarily pass the full cost of shipping on to your customers. In future filings please elaborate on the referenced shipping policy and the effect, if any, on your company's financial condition in light of the significant increase in orders and customers that you experienced during 2015. Specifically, please quantify, if material, what portion of the fulfillment expenses is attributable to the referenced shipping policy. Please show us what this disclosure will look like. Please refer to Item 5 of Form 20-F.

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page F-6

6. Please tell us how you computed the weighted average shares outstanding used in computing basic net income per share attributable to Jumei's ordinary shareholders for the year ended December 31, 2013.

Note 17. Commitments and contingencies

(b) Contingencies, page F-45

7. In future filings, please disclose an estimate of the possible loss or range of loss or that such an estimate cannot be made. Please refer to ASC 450-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at (202) 551-6521 or Mara Ransom, Assistant Director, at (202) 551-3720 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Z. Julie Gao, Skadden, Arps, Slate, Meagher & Flom LLP